Exhibit 12(d)

COMPUTATION OF RATIO OF TOTAL DEBT (EXCLUDING MIRROR NOTE) TO EBITDA(1)

The following table sets forth Lamar Media’s ratio of total debt (excluding mirror note) to EBITDA for the periods indicated.

													Twelve Months
											Nine Months Ended		Ended
	Years Ended December 31,										September 30,		September 30,
	2002		2003		2004		2005		2006		2006	2007	2007
	(Dollars in thousands)

Total debt	$1,706,933		$1,417,363		$1,372,434		$1,576,326		$1,990,468		N/A	N/A	$2,639,526
Mirror note	—		—		—		287,500		287,500		N/A	N/A	287,500
Total debt (excluding mirror note)	1,706,933		1,417,363		1,372,434		1,288,826		1,702,968		N/A	N/A	2,352,026
EBITDA(2)	328,501		287,551		394,464		453,392		492,476		N/A	N/A	536,086
Ratio of total debt (excluding mirror note) to EBITDA	5.2	x	4.9	x	3.5	x	2.8	x	3.5	x	N/A	N/A	4.4x

(1)	The ratio of total debt to EBITDA is defined as total debt divided by EBITDA.

(2)	EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.